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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         COMMISSION FILE NUMBER: 0-29019

                            CUSIP Number: 16939C 10 5

(Check One): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form N-SAR  [_] Form N-CSR

                  For Period Ended: DECEMBER 31, 2005

                  [_] Transition Report on Form 10-K
                  [_] Transition Report on Form 20-F
                  [_] Transition Report on Form 11-K
                  [_] Transition Report on Form 10-Q
                  [_] Transition Report on Form N-SAR
                  For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

CHINA ENTERTAINMENT GROUP, INC.
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Full name of registrant:

N/A
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Former name if applicable:

Unit 503C, Miramar Tower, 132 Nathan Road
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Address of principal executive office (Street and number):

Tsimshatsui, Hong Kong, China
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City, state and zip code

PART II -- RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company has experienced a delay in completing the information necessary for inclusion in its December 31, 2005 Form 10-KSB Annual Report. The Company is diligently working to complete such information for the filing of the Company's Form 10-KSB Annual Report.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Dorothy Wong                       011-852-2313-1888
      ---------------------------            -----------------------------------
             (Name)                          (Issuer Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

         The Company's pending periodic reports are the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, and the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         CHINA ENTERTAINMENT GROUP, INC.
            ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2006                             By: /s/ Tang Chien Chang
                                                    ----------------------------
                                                    Tang Chien Chang
                                                    Chief Executive Officer